DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Matthew W. Leivo matt.leivo@dlapiper.com T 858.638.6862 F 858.638.5162

March 7, 2011

Via EDGAR and by courier

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:                             DragonWave Inc.

Form 40-F

Filed May 7, 2010

File No. 001-34491

Form 6-K

Filed May 18, 2010

File No. 001-34491

Dear Mr. Spirgel:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 23, 2011, to Peter Allen, President and Chief Executive Officer of DragonWave Inc. (the “Company”) regarding the Form 40-F for Fiscal Year Ended February 28, 2010, File No. 001-34491, filed by the Company on May 7, 2010, and the Form 6-K, File No. 001-34491, filed by the Company on May 18, 2010.  This letter sets forth the comments of the Staff contained in its comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 40-F for Fiscal Year Ended February 28, 2010

1.                                     Please provide the ages of your officers and directors pursuant to Item 401(a) and (b) of Regulation S-K.

Response

As discussed by telephone with Ms. Kate Beukenkamp on March 2, 2011, the Company is a Canadian foreign private issuer and files Form 40-Fs and Form 6-Ks pursuant to the Multi-Jurisdictional Disclosure System (MJDS) eligible to certain Canadian issuers.  Under the MJDS rules, the Company is required to comply with Canadian reporting requirements and to file its Canadian reports with the Commission under cover of Form 40-F and Form 6-K.  Form 40-F and Form 6-K also contain some additional separate reporting requirements.  The Company believes it has complied with such requirements and that the disclosure requirements cited by the Staff in its comment letter are not applicable to the Company.

2.                                     Throughout your disclosure please state the names of your customers representing an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on the your business taken as a whole.  Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response

Please see response to Question 1 above, which is incorporated herein by reference.

Form 6-K for May 2010 filed May 18, 2010

3.                                     We note on page 24 that you disclose in footnote (4) that Mr. Manley receives $30,000 for his service as Chair of the Audit Committee.  In future filings please disclose, where appropriate, how each director is compensated through fees earned.  For example, disclose what payment each director receives for attending a meeting or chairing a committee.

Response

Please see response to Question 1 above, which is incorporated herein by reference.

4.                                     We note your use of performance goals in the compensation of your executive officers, including the table on page 30.  In future filings please disclose any threshold minimum or maximum applied to determine the dollar amount paid out with respect to the achievement of performance goals.  Please provide discussion, or include an example, to facilitate understanding of the performance-based goals, targets, thresholds, weights and how the end award figure is computed.

Response

Please see response to Question 1 above, which is incorporated herein by reference.

Enclosed separately is a letter from the Company acknowledging that:

•                    the Company is responsible for the adequacy and accuracy of its disclosures in the filings;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of these filings, please advise us at your earliest convenience.  You may reach me at (858) 638-6862.

Very truly yours,

DLA Piper LLP (US)

Matthew W. Leivo

Partner

Admitted to practice in California

cc:                Mr. Peter Allen, CEO (via e-mail: pallen@dragonwave.com)

Mr. Russell Frederick, CFO (via e-mail: rfrederick@dragonwave.com)

March 7, 2011

Via EDGAR and by courier

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:                             DragonWave Inc.

Form 40-F

Filed May 7, 2010

File No. 001-34491

Form 6-K

Filed May 18, 2010

File No. 001-34491

Dear Mr. Spirgel:

This letter is being sent in connection with a letter from Matthew Leivo of DLA Piper LLP (US), U.S. counsel to the Company, which responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 23, 2011, to myself, President and Chief Executive Officer of DragonWave Inc. (the “Company”) regarding the Form 40-F for Fiscal Year Ended February 28, 2010, File No. 001-34491, filed by the Company on May 7, 2010, and the Form 6-K, File No. 001-34491, filed by the Company on May 18, 2010.  The Company hereby makes the following acknowledgements:

•                    the Company is responsible for the adequacy and accuracy of its disclosures in the filings;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Peter Allen

President and Chief Executive Officer